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 AndeanSunYarns.com

 Babson College

Daniel Samanez · 2nd

Founder of AndeanSunYarns.com - AndeanArtFlorida.com - Fall 2017 Babson College Cohort - 10,000 Small Businesses

Sarasota, Florida, United States · 272 connections ·

Contact info

Highlights

 **1 mutual connection**
You and Daniel both know Benjamin Stein

Experience



Founder
AndeanSunYarns.com
Mar 2005 – Present · 16 yrs 2 mos

Education



Babson College
Goldman Sachs 10,000 Small Business Program



Pontificia Universidad Católica del Perú